Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe



80 Años

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, April 30th, 2003


03050605

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA


SUPPL

03 MAY 19 AM 7:21

Dear Sirs:

Please find attached our Consolidated Financial Statements as of March 31st, 2003, and our management report for that period.

Sincerely yours,


Ferreyros S.A.A.
MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe



DECLARACION DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y subsidiarias durante el período terminado el 31 de marzo del 2003. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Hugo Sommerkamp M.	Víctor Astete P.
Gerente Central de Administración	Gerente División de Contraloría
Y Control de Gestión	



Para mayor información contactarse con:
Mariela García, Gerente de División Finanzas
Teléfonos: (51-1) 336-7092 – 3367070, anexo 4252

FERREYROS S.A.A. Y SUBSIDIARIAS

INFORME DE GERENCIA POR EL PRIMER TRIMESTRE DEL AÑO 2003

(Lima, Perú, 15 de mayo del 2003).- Ferreyros distribuidor líder de bienes de capital en el Perú, anuncia sus resultados financieros consolidados del primer trimestre del 2003. Las cifras se presentan en soles constantes, considerando el índice de precios al por mayor publicado por el Instituto Nacional de Estadística.

Las ventas del primer trimestre del 2003 ascendieron a S/. 184.5 millones, en comparación con S/. 234.0 del mismo período del anterior, una disminución de 21.2%.

El resultado neto al 31-03-03 arrojó una utilidad neta de S/. 6.0 millones en comparación con la obtenida en el mismo período del año anterior que ascendió a S/. 3.1 millones, un incremento de 93.0%.

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al primer trimestre del 2003 y 2002. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar principalmente las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se muestra en el rubro Otros Ingresos Operacionales solamente la utilidad bruta obtenida en dichas operaciones.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del primer trimestre del 2003 ascendieron a S/.184.5 millones, en comparación con S/. 234.0 millones del primer trimestre del 2002, una disminución de 21.2%. En conjunto, las ventas de productos principales (máquinas Caterpillar, motores Caterpillar, equipos agrícolas y automotriz), de alquiler de equipos y de ventas de subsidiarias fueron menores a las del primer trimestre del 2002 en 40.7%. Esta disminución se explica, principalmente, por una venta por S/. 57.0 millones efectuada en el 2002 a un cliente que tiene a su cargo la ejecución de los trabajos de desarrollo del Proyecto Camisea. Esta venta no se repitió en el 2003. Excluida esta transacción, las ventas de productos principales, de alquiler de equipos y de ventas de subsidiarias del primer trimestre del 2003 son 17.3% mayores que las del mismo período del año anterior. Por otra parte, las ventas de repuestos

y servicios efectuadas en el primer trimestre del 2003 fueron menores que las realizadas en el mismo período del año anterior en 2.4%. Esta disminución fue ocasionada por los atrasos de algunos clientes importantes de la gran minería en el envío de componentes mayores para su reparación en los talleres de la Compañía. Dichos atrasos han empezado a regularizarse a partir de marzo del 2003.

UTILIDAD BRUTA.- La utilidad bruta del primer trimestre del 2003 ascendió a S/. 43.6 millones (23.6% de las ventas netas), en comparación con la obtenida en el mismo período del año anterior que fue de S/. 52.2 millones (22.3% de las ventas netas). En términos absolutos, la utilidad bruta del primer trimestre del 2003 es inferior que la obtenida en el mismo período del año anterior y se explica por la disminución de las ventas. En términos relativos, la utilidad bruta del primer trimestre del 2003 es mayor que la obtenida en el mismo período del año anterior (23.6% vs 22.3%). Es importante mencionar que la utilidad bruta del primer trimestre del 2003 ha sido afectada por la devaluación negativa e inflación positiva habidas en dicho periodo. Por efecto de la devaluación negativa, los precios de venta en dólares representaron menores ingresos en soles, mientras que por efecto de la inflación positiva, el costo de venta de la mercadería vendida fue incrementado al efectuar el ajuste de los estados financieros por inflación. El efecto combinado de estos dos factores disminuyó el margen bruto del primer trimestre del 2003 en aproximadamente S/. 2.0 millones (1.1% de las ventas). Este disminución, sin embargo, fue compensada con parte de la utilidad obtenida a través del REI.

OTROS INGRESOS OPERACIONALES.- En el primer trimestre del 2003 se registró en este rubro ingresos provenientes de una asociación en participación constituida por la Compañía y un proveedor del exterior. Los ingresos recibidos por la Compañía de la asociación en participación se determinan en función del número de unidades embarcadas y facturadas por el proveedor del exterior a un cliente domiciliado en el país. En el primer trimestre del 2002, no se registraron ingresos por dicho concepto.

GASTOS DE VENTAS Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el primer trimestre del 2003 a S/.33.7 millones en comparación con S/. 37.7 millones del mismo período del año anterior, una disminución de 10.5%, que se explica por: i) una disminución de los gastos variables como consecuencia de las menores ventas, y ii) por una reducción de los gastos fijos debido, principalmente, a un programa de mejoramiento de los procesos técnicos y administrativos de las principales áreas de la Compañía Matriz, que empezó a aplicarse a mediados del año 2002, y que trajo como consecuencia una reducción significativa de gastos de personal y de otros gastos de operación.

INGRESOS FINANCIEROS.- En este rubro se registra principalmente intereses de ventas a plazos e intereses moratorios. Los ingresos financieros del primer trimestre del 2003 ascendieron a S/. 3.6 millones en comparación con S/. 5.8 millones del mismo período del año anterior, una variación negativa de 37.1%, que se explica, principalmente, por la disminución de intereses de ventas a plazo por S/. 1.0 millones, como consecuencia de la disminución de las ventas

a plazo de productos principales, las cuales son financiadas directamente por la Compañía.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 8.7 millones en el primer trimestre del 2003 en comparación con S/.13.0 millones del mismo período del año anterior, una disminución de 33.2%, debido a: i) una disminución de los pasivos por S/. 159.4 millones (el pasivo promedio en el primer trimestre del 2003 fue de S/. 527.5 millones, en comparación con S/.686.9 millones del mismo período del año anterior), y ii) una disminución de las tasas de interés promedio de las obligaciones de la Compañía, debido a la reducción de las tasas de interés en el mercado financiero internacional.

OTROS INGRESOS (EGRESOS).- El importe de los ingresos netos registrados en este rubro en el primer trimestre del 2003 es similar al registrado en el mismo periodo del año anterior.

GANANCIA (PERDIDA) POR EXPOSICION A LA INFLACION (REI).- De acuerdo con el procedimiento establecido en el Perú para ajustar los estados financieros por inflación, cuando la devaluación es mayor que la inflación, se produce una pérdida por exposición a la inflación, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios. Sin embargo, esta pérdida no es real ya que los precios de venta de estos bienes en el caso de la Compañía son fijados en dólares. Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad por exposición a la inflación debido a que el ajuste por actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares.

En el primer trimestre del 2003, el REI dio una utilidad de S/. 5.3 millones en comparación con el REI del mismo período del año anterior que arrojó una pérdida de S/. 2.5 millones. La utilidad del primer trimestre del 2003 se explica por lo siguiente: i) una devaluación negativa de 1.19%, que generó una utilidad en cambio como consecuencia de la disminución del valor en soles del pasivo neto en moneda extranjera, y ii) una inflación de 1.1%, que generó una utilidad por REI como producto de la actualización del valor de los activos no monetarios. La pérdida por REI del primer trimestre del año 2002 se explica por una inflación negativa de 0.5%, que ocasionó una disminución del valor de los activos no monetarios. En dicho período no se registro ni utilidad ni pérdida en cambio, debido a que no hubo fluctuación en el tipo de cambio.

GASTOS EXTRAORDINARIOS.- El importe de S/. 2.1 millones registrado en el primer trimestre del 2003 corresponde a una reserva para desvalorización de existencias, la cual será utilizada para cubrir la pérdida que ocasionará una exportación de equipos recuperados por falta de pago, que será efectuada por la Oficina Matriz en los próximos meses. Al respecto, es importante mencionar que los precios de los equipos en el mercado internacional son significativamente menores que los que podrían obtenerse en el mercado nacional (entre otras cosas, porque los impuestos y otros gastos de aduana no se consideran como parte de su costo de adquisición). Sin embargo, la pérdida

que ocasionará la referida exportación será compensada, en parte, por un ahorro de gastos financieros, ya que los fondos obtenidos en la operación serán utilizados para pagar obligaciones.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del primer trimestre del 2003 y 2002 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del primer trimestre del 2003 ascendió a S/. 6.0 millones en comparación con S/. 3.1 millones del mismo período del año anterior, un incremento de 93.0%, debido a la disminución de los gastos de operación y de gastos financieros, y a la mayor utilidad por REI, lo cual permitió compensar la disminución de la utilidad bruta y de los ingresos financieros, así como incrementar la utilidad neta en un importe de S/. 2.9 millones.

ANALISIS DEL BALANCE GENERAL

Al 31-03-03 el total de pasivos ascendió a S/. 522.2 millones en comparación con S/. 532.8 millones al 31-12-02, una disminución de S/. 10.6 millones. Por otra parte, el total de activos al 31-03-03 ascendió a S/. 775.7 millones en comparación con S/. 780.3 al 31-12-02, una disminución neta de S/. 4.6 millones. Las principales variaciones de las cuentas del activo que explican esta disminución son las siguientes:

a) Aumento de Cuentas por Cobrar no Comerciales por S/. 14.0 millones, debido a un aumento de S/. 14.0 millones en las cuentas por cobrar a un patrimonio fideicometido por garantías colaterales otorgadas en relación con una operación de titulización de cuentas por cobrar a clientes.

b) Disminución de Inventarios por S/. 19.6 millones, que se explica por lo siguiente: i) una reducción significativa de las compras de productos principales (mayoritariamente, se compra mercadería con venta asegurada); ii) disminución de S/. 24.2 millones en el inventario de productos principales y en el inventario de repuestos por ventas efectuadas en el período; iii) disminución de S/. 2.1 millones por aumento de la provisión para desvalorización de existencias; y iiii) aumento de S/. 6.7 millones en el inventario de servicios en proceso.

c) Aumento de Inversiones en Valores por S/. 0.6 millones, debido a lo siguiente: i) aumento de S/.1.2 millones en la inversión en un patrimonio fideicometido, y otras disminuciones por S/. 0.6 millones.

d) Disminución neta del Activo Fijo por S/. 9.6 millones, como consecuencia de las siguientes operaciones: i) disminución de S/. 5.2 millones por transferencia de equipo de alquiler, disponible para la venta, al inventario de equipos usados; ii) disminución de S/. 5.2 millones por aumento en la depreciación acumulada; iii) aumento de S/. 3.7, principalmente, por adquisiciones de equipo de alquiler y maquinaria y equipo de taller; y iiii) disminución de S/. 2.5 millones por ventas de activos fijos diversos.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 31-03-03 es de 1.32, mayor que el ratio corriente de 1.31 al 31-12-02.

El ratio de apalancamiento financiero al 31-03-03 es de 1.95, en comparación con 2.06 al 31-12-02 y 2.32 al 30-09-02. La importante mejora de este ratio ha sido posible gracias a las medidas que se implementaron a inicios del año 2002, para disminuir sustancialmente el nivel de los pasivos de la Compañía.

La conformación de las obligaciones de la Compañía al 31 de marzo del 2003 se muestra en el anexo 4.

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 1

FERREYROS S.A.A. Y SUBSDIARIAS

Estado de Ganancias y Pérdidas
(*En miles de soles constantes*)

	Acumulado al 31-3-2003	%	Acumulado al 31-3-2002	%	Variación %
Ventas Netas	184,503	100.0	233,997	100.0	-21.2
Costo de Ventas	(140,880)	-76.4	(181,801)	-77.7	-22.5
Utilidad en ventas	43,623	23.6	52,196	22.3	-16.4
Otros ingresos operacionales	1,895	1.0	0	-	n/a
Utilidad Bruta	45,518	24.7	52,196	22.3	-12.8
Gastos de Ventas y Administ.	(33,747)	-18.3	(37,695)	-16.1	-10.5
Utilidad en operaciones	**11,771**	6.4	**14,501**	6.2	-18.8
Ingresos Financieros	3,643	2.0	5,793	2.5	-37.1
Gastos Financieros	(8,682)	-4.7	(12,989)	-5.6	-33.2
Otros Ingresos (Egresos), neto	471	0.3	428	0.2	10.1
Utilidad antes de Resultado por exposición a la inflación y gastos extraordinarios	**7,203**	3.9	**7,733**	3.3	-6.9
Ganancia (Pérdida) por Exposición a la Inflación	5,347	2.9	(2,451)	-1.0	n/a
Gastos extraordinarios	(2,101)	-1.1	0	-	n/a
Utilidad antes de Participaciones e Impuesto a la Renta e interes minoritario	**10,449**	5.7	**5,282**	2.3	97.8
Participaciones	(1,040)	-0.6	(540)	-0.2	92.5
Utilidad antes de Impuesto a la Renta e interes minoritario	**9,409**	5.1	**4,741**	2.0	98.4
Impuesto a la Renta	(3,408)	-1.8	(1,632)	-0.7	108.8
Interes minoritario	0	0.0	0	-	n/a
Utilidad Neta	**6,001**	3.3	**3,109**	1.3	93.0

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

ANEXO 2

FERREYROS S.A.A. Y SUBSIDIARIAS

Datos del Balance General

	31-Mar-03	31-Dic-02	Variación % 31-Mar-03 / 31-Dic-02
Caja y bancos	39,889	36,757	8.5
Cuentas por cobrar comerciales	67,972	62,579	8.6
Cuentas por cobrar no comerciales	55,063	41,046	34.1
Inventarios	249,830	269,424	-7.3
Otros activos corrientes	9,534	4,878	95.4
Activo Corriente	**422,288**	**414,684**	1.8
Cuentas por cobrar comerciales a largo plazo	24,650	27,138	-9.2
Otras cuentas por cobrar a largo plazo			
Inmueble, maquinaria y equipo			
Equipo de alquiler	98,825	102,660	-3.7
Otros activos fijos	336,432	337,039	-0.2
	435,257	439,699	-1.0
Depreciación acumulada	(170,090)	(164,883)	3.2
Inmueble, maquinaria y equipo, neto	265,167	274,816	-3.5
Inversiones	42,253	41,688	1.4
Otros activos no corrientes	21,355	21,959	-2.8
Activo no Corriente	353,425	365,601	-3.3
Total Activo	**775,713**	**780,285**	-0.6
Deuda de corto plazo	275,383	282,156	-2.4
Otros pasivos corrientes	44,863	34,570	29.8
Pasivo corriente	**320,246**	**316,726**	1.1
Deuda de largo plazo	201,961	216,105	-6.5
Total Pasivo	**522,207**	**532,831**	-2.0
Ganancias diferidas	8,268	5,725	44.4
Impuesto a la renta diferido	0	0	
Interes minoritario			
Patrimonio	**245,238**	**241,729**	1.5
Total Pasivo y Patrimonio	**775,713**	**780,285**	-0.6
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	9,025	38,471	
UAIDA	**22,809**	**111,797**	
Ratios Financieros			
Ratio corriente	1.32	1.31	
Apalancamiento Financiero	1.95	2.06	
Valor contable por acción	1.52	1.49	

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

ANEXO 3

FERREYROS S.A.A Y SUBSIDIARIAS

Ventas netas por Area de Operaciones
(En miles de soles constantes)

	Acumulado al 31-3-2003	%	Acumulado al 31-3-2002	%	Variación %
Caterpillar					
Gran minería	8,401	4.6	12,982	5.5	-35.3
Otros	28,709	15.6	63,961	27.3	-55.1
	37,110	20.1	76,943	32.9	-51.8
Equipos	6,192	3.4	8,767	3.7	-29.4
Automotriz	3,543	1.9	3,011	1.3	17.7
	46,845	25.4	**88,721**	37.9	-47.2
Repuestos y servicios	116,494	63.1	119,379	51.0	-2.4
Alquileres	8,011	4.3	6,266	2.7	27.8
Unidades usadas	4,456	2.4	10,032	4.3	-55.6
Otras ventas de subsidiarias	8,697	4.7	9,598	4.1	-9.4
Total	**184,503**	100.0	**233,997**	100.0	-21.2

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 31-3-2003
Minería	56.2%
Construccion	7.9%
Hidrocarburos y petróleo	7.2%
Agricultura	3.5%
Pesca	3.0%
Transporte	2.0%
Gobierno	1.5%
Industria	1.5%
Otros	17.2%
Total	100.0%

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

ANEXO 4

FERREYROS S.A.A. Y SUBSIDIARIAS

Conformación del Pasivo al 31 de marzo del 2003
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	5,865	2,592	1,312	1,961
Papeles Comerciales	5,877	5,877		
Proveedores:				
Caterpillar	55,657	54,291	821	545
Otros	20,882	18,915	1,186	781
Bonos corporativos	15,000			15,000
Caterpillar Financial Services	46,994	1,026	6,136	39,832
Total	150,275	82,701	9,455	58,119

VICTOR ASTETE PALMA
Gerente División Contraloría

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

DATOS GENERALES DE LA EMPRESA

	Llenar los siguientes datos:	Observaciones
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2003	Ingresar 4 digitos como maximo
Tipo de Informacion:	TC	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	1	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A. Y SUBSIDIARIAS	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe
Factor de Reexpresion del Balance General :	1011	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUIS
Contador General - Mat 1991

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 31 de Marzo del año 2003 y 31 de Diciembre del año 2002
(En miles de nuevos soles)

	Notas	Al 31 de Marzo 2003	Al 31 de Diciembre 2002
orriente			
ancos	0	39,889	36,757
Negociables (neto de provisión acumulada)	0	0	0
s por Cobrar Comerciales (neto de provisión acumulada)	0	67,972	62,579
s por Cobrar a Vinculadas	0	0	0
uentas por Cobrar (neto de provisión acumulada)	0	55,063	41,046
cias (neto de provisión acumulada)	0	249,830	269,424
por Instrumentos Financieros Derivados	0	0	0
Pagados por Anticipado	0	9,534	4,878
ctivo Corriente		**422,288**	**414,684**
lo Corriente			
s por cobrar comerciales a largo plazo	0	24,650	27,138
s por Cobrar a Vinculadas a Largo Plazo	0	0	0
uentas por Cobrar a Largo Plazo	0	0	0
cias	0	0	0
nes Permanentes (neto de provisión acumulada)	0	42,253	41,688
por Instrumentos Financieros Derivados	0	0	0
nes en Inmuebles	0	0	0
es, Maquinaria y Equipo (neto de depreciación y desvalorización da)	2	265,167	274,816
Intangibles (neto de amortización y desvalorización da)	0	17,634	18,261
o a la Renta y Participaciones Diferidos Activo	0	3,721	3,698
Mercantil	0	0	0
tivos	0	0	0
ctivo No Corriente		**353,425**	**365,601**
ACTIVO		**775,713**	**780,285**

Pasivo y Patrimonio	Notas	Al 31 de Marzo 2003	Al 31 de Diciembre 2002
Pasivo Corriente			
Sobregiros Bancarios	0	455	703
Préstamos Bancarios	0	38,305	27,826
Cuentas por Pagar Comerciales	0	209,320	209,575
Cuentas por Pagar a Vinculadas	0	0	0
Otras Cuentas por Pagar	0	44,863	34,571
Parte Corriente de las Deudas a Largo Plazo	0	27,303	44,051
Pasivos por Instrumentos Financieros Derivados	0	0	0
Total Pasivo Corriente		**320,246**	**316,726**
Pasivo No Corriente			
Deudas a largo plazo	0	201,961	216,105
Cuentas por pagar a vinculadas	0	0	0
Pasivos por Instrumentos Financieros Derivados	0	0	0
Ingresos Diferidos (netos)	0	8,268	5,725
Impuesto a la Renta y Particip.Diferidos Pasivo	0	0	0
Total Pasivo No Corriente		**210,229**	**221,830**
Total Pasivo		**530,475**	**538,556**
Contingencias	3		
Interés minoritario	0	0	0
Patrimonio Neto			
Capital	0	227,980	183,054
Capital adicional	0	0	41,069
Acciones de Inversión	0	0	0
Resultados no realizados	0	0	0
Excedente de Revaluación	0	10,324	11,662
Reservas Legales	0	4,901	3,829
Otras Reservas	0	0	0
Resultados Acumulados	0	2,033	2,115
Efecto acumulado por reexpresión a moneda extranjera	0	0	0
Total Patrimonio Neto		**245,238**	**241,729**
TOTAL PASIVO Y PATRIMONIO NETO		**775,713**	**780,285**

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Marzo del año 2003 y 2002
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2003	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2002	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2003	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2002
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)	0	180,225	174,774	180,225	174,774
Otros Ingresos Operacionales	0	2,809	6,211	2,809	6,211
Total de Ingresos Brutos		**183,034**	**180,985**	**183,034**	**180,985**
Costo de Ventas (Operacionales)	0	(137,516)	(128,789)	(137,516)	(128,789)
Otros costos operacionales	0	0	0	0	0
Total Costos Operacionales		(137,516)	(128,789)	(137,516)	(128,789)
Utilidad Bruta		**45,518**	**52,196**	**45,518**	**52,196**
Gastos Operacionales					
Gastos de Ventas	0	(16,198)	(20,732)	(16,198)	(20,732)
Gastos de Administración	0	(17,549)	(16,963)	(17,549)	(16,963)
Provisión por perdidas por desvalorización de activos	0	0	0	0	0
Utilidad Operativa		**11,771**	**14,501**	**11,771**	**14,501**
Otros Ingresos (gastos)					
Ingresos Financieros	0	3,643	5,793	3,643	5,793
Gastos Financieros	0	(8,682)	(12,989)	(8,682)	(12,989)
Participación en los resultados de subsidiarias y afiliadas		0	0	0	0
bajo el método de participación patrimonial	0				
Ganancia o pérdida por instrumentos financieros derivados	0	0	0	0	0
Otros Ingresos	0	471	427	471	427
Otros Gastos	0	0	0	0	0
Efecto acumulado por cambios en las políticas contables	0	0	0	0	0
Resultado por Exposición a la Inflación	0	5,347	(2,451)	5,347	(2,451)
Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta		**12,550**	**5,281**	**12,550**	**5,281**
Participación de los trabajadores corrientes y diferidos	0	(1,040)	(540)	(1,040)	(540)
Impuesto a la Renta corriente y diferido	0	(3,408)	(1,632)	(3,408)	(1,632)
Resultado antes de Gastos Extraordinarios		**8,102**	**3,109**	**8,102**	**3,109**
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0	(2,101)	0	(2,101)	0
Resultado antes de Interes Minoritario		**6,001**	**3,109**	**6,001**	**3,109**
Interés Minoritario	0	0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**6,001**	**3,109**	**6,001**	**3,109**
Dividendos de acciones Preferentes	0	0	0	0	0
Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes		**6,001**	**3,109**	**6,001**	**3,109**
Utilidad (pérdida) básica por acción común	4	0.037000	0.019000	0.037000	0.019000
Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción común		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000	0.000000	0.000000

ferreyros s.a.a.   ferreyros s.a.a.

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Marzo del año 2003 y 2002
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2003 al 31 de Marzo de 2003	Del 1 de Enero de 2002 al 31 de Marzo de 2002
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de bienes o servicios e ingresos operacionales	0	170,942	204,843
Honorarios y comisiones	0	2,256	2,525
Intereses y rendimientos (no incluidos en la actividad de inversión)	0	0	0
Dividendos (no incluidos en la actividad de inversión)	0	0	0
Regalías	0	0	0
Otros cobros de efectivo relativos a la actividad	0	4,811	6,555
Menos pagos (salidas) por:			
Proveedores de bienes y servicios	0	(115,124)	(100,679)
Remuneraciones y beneficios sociales	0	(24,221)	(23,840)
Tributos	0	(3,569)	(3,739)
Intereses y rendimientos (no incluidos en la actividad de financiamiento)	0	0	0
Regalías	0	0	0
Otros Pagos de efectivo relativos a la actividad	0	(7,681)	(10,829)
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**27,414**	**74,836**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Venta de valores e inversiones permanentes	0	0	0
Prestamos a vinculadas	0	0	0
Venta de inmuebles, maquinaria y equipo	0	503	2,662
Venta de activos intangibles	0	0	0
Intereses y rendimientos	0	0	0
Dividendos	0	0	0
Otros cobros de efectivo relativos a la actividad	0	0	891
Menos pagos (salidas) por:			
Compra de valores e inversiones permanentes	0	0	0
Prestamos otorgados a vinculadas	0	0	0
Compra de inmuebles, maquinaria y equipo	0	(2,272)	(4,257)
Compra y desarrollo de activos intangibles	0	0	0
Otros pagos de efectivo relativos a la actividad	0	0	(143)
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**(1,769)**	**(847)**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de sobregiros bancarios	0	669	1,955
Aumento de prestamos bancarios	0	0	0
Emisión de acciones o nuevos aportes	0	0	0
Venta de acciones en tesorería	0	0	0
Recursos obtenidos por emisión de valores u otras obligac. Largo plazo	0	26,704	91,920
Otros cobros de efectivo relativos a la actividad	0	0	0
Menos pagos (salidas) por:			
Amortización o pago de sobregiros bancarios	0	0	0
Amortización o pago de préstamos bancarios	0	0	0
Amortización o cancelación de valores u otras obligaciones de largo plazo	0	(47,024)	(140,173)
Recompra de acciones propias (acciones en tesorería)	0	0	0
Intereses y rendimientos	0	0	0
Dividendos	0	0	0
Otros pagos de efectivo relativos a la actividad.	0	(8,209)	(10,821)
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento		**(27,860)**	**(57,119)**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**(2,215)**	**16,870**
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	0	36,757	32,543
Resultado por Exposición a la Inflación	0	5,347	(2,451)
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		**39,889**	**46,962**

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 199/15

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Marzo del año 2003 y 2002
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2003 al 31 de Marzo de 2003	Del 1 de Enero de 2002 al 31 de Marzo de 2002
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
Utilidad (Pérdida) neta del Ejercicio	0	6,001	3,109
Más :			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Provisión de cuentas de cobranza dudosa	0	3,568	2,421
Provisión por desvalorización de existencias	0	2,101	524
Provisión por fluctuación del valor de los valores e inversiones	0	0	0
Depreciación del ejercicio	0	8,511	8,497
Provisión por pérdida en el valor de uso de los activos	0	0	0
Amortización y castigo de activos intangibles	0	514	514
Provisión para protección del medio ambiente	0	0	0
Amortización de otros activos	0	0	0
Provisiones diversas	0	0	0
Pérdida en venta de valores e inversiones permanentes	0	0	0
Pérdida en venta de inversiones en inmuebles	0	0	0
Pérdida en venta de inmuebles, maquinaria y equipo	0	0	0
Pérdida en venta de activos intangibles	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	0	0
Impuesto a la renta y participación de los trabajadores diferidos	0	4,236	850
Efecto acumulado por cambios en las políticas contables	0	0	0
Pérdida por activos monetarios no corrientes	0	0	0
Otros	0	8,177	12,230
Menos:			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Utilidad en venta de valores e inversiones permanentes	0	0	0
Utilidad en venta de inversiones en inmuebles	0	0	0
Utilidad en venta de inmuebles, maquinaria y equipo	0	(9)	(85)
Utilidad en venta de activos intangibles	0	0	0
Resultado por Exposición a la Inflación	0	(5,347)	2,451
Impuesto a la renta y participación de los trabajadores diferidos	0	0	0
Ganancia por pasivos monetarios no corrientes	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	0	0
Efecto acumulado por cambios en las políticas contables	0	0	0
Otros	0	(1,205)	(977)
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
(Aumento) Disminución de Cuentas por Cobrar Comerciales	0	(14,583)	(5,317)
(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	0	466	(4,400)
(Aumento) Disminución de Activos por Instrumentos Financieros Derivados	0	0	0
(Aumento) Disminución en Existencias	0	22,848	19,844
(Aumento) Disminución en Gastos Pagados por Anticipado	0	(3,888)	(3,504)
Aumento (Disminución) de Cuentas por Pagar Comerciales	0	1,597	35,577
Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	0	(5,573)	3,102
Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados	0	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación		27,414	74,836
		0	0
PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
Ajuste de ejercicios anteriores	0	0	0
Bienes adquiridos en operaciones de arrendamiento financiero	0	0	0
Compensación de pasivos corrientes	0	0	0
Compensación de pasivos no corrientes	0	0	0
Capitalización de acreencias u obligaciones	0	0	0
Revaluación de activos	0	0	0
Aportes de capital en bienes	0	0	0

ferreyros s.a.a.

ferreyros s.a.a.

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Marzo del año 2003 y 2002
(En miles de nuevos soles)

	Capital	Capital Adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera	Total
s al 1ero. de enero de 2002	178,229	45,894	0	0	11,660	3,068	0	(5,620)	0	233,231
fecto acumulado de cambios en políticas contables y corrección de errores ustanciales	0	0	0	0	0	0	0	0	0	0
istribuciones o asignaciones a reservas de utilidades efectuadas en el eríodo	0	0	0	0	0	0	0	0	0	0
ividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	0	0	0
uevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
ovimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
cciones en tesoreria	0	0	0	0	0	0	0	0	0	0
ncrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
evaluación de activos	0	0	0	0	0	0	0	0	0	0
ransferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
apitalización de partidas patrimoniales	4,825	(4,825)	0	0	0	0	0	0	0	0
edención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
tilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	3,109	0	3,109
ovimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
tros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	0	282	0	282
al 31 de Marzo de 2002	**183,054**	**41,069**	**0**	**0**	**11,660**	**3,068**	**0**	**(2,229)**	**0**	**236,622**
al 1ero. de enero de 2003	183,054	41,069	0	0	11,662	3,829	0	2,115	0	**241,729**
fecto acumulado de cambios en políticas contables y corrección de errores ustanciales	0	0	0	0	0	0	0	0	0	0
istribuciones o asignaciones a reservas de utilidades efectuadas en el eríodo	0	0	0	0	0	0	0	0	0	0
ividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	(2,492)	0	(2,492)
uevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
ovimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
cciones en tesoreria	0	0	0	0	0	0	0	0	0	0
crementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
evaluación de activos	0	0	0	0	0	0	0	0	0	0
ransferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
apitalización de partidas patrimoniales	44,926	(41,069)	0	0	(1,338)	0	0	(2,519)	0	0
edención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
tilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	6,001	0	6,001
ovimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
tros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	1,072	0	(1,072)	0	0
al 31 de Marzo de 2003	**227,980**	**0**	**0**	**0**	**10,324**	**4,901**	**0**	**2,033**	**0**	**245,238**

Ferreyros

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHALCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Totales Adicionales

Codigo	Descripcion	Observaciones	2003
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	161850384
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T130	PROVISION ACUMULADA PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	83093
T140	PROVISION ACUMULADA POR DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	12909
T150	PROVISION ACUMULADA PARA FLUCTUACION DE VALORES E INVERSIONES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	485
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	7255
T170	DEPRECIACION ACUMULADA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	170090
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	3704
T180	REVALUACION DE ACTIVOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QU...
Contador General - Mat. 199?5

FERREYROS S.A.A

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR EL PERIODO TERMINADO EL 31 DE MARZO DEL 2003

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y con los principios de contabilidad generalmente aceptados en el Perú, que comprenden sustancialmente las Normas Internacionales de Contabilidad (NICs) oficializadas por el Consejo Normativo de Contabilidad.

Los estados financieros del periodo han sido elaborados considrenado los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2002.

Ajuste de los estados financieros para reconocer los efectos de la inflación

Los estados financieros han sido ajustados para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda peruana de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requiere la actualización de las partidas no monetarias de los estados financieros en función a su fecha de origen, aplicando los Indices de Precios al por Mayor. Las partidas monetarias y las partidas en moneda extranjera no son sujetas de ajuste al estar expresadas en moneda de poder adquisitivo de la fecha de cierre.

La variación en el poder adquisitivo de la moneda peruana establecida con base a los Índices de Precios al por Mayor, de acuerdo con estadísticas oficiales para el período terminado el 31 de marzo del 2003, ha sido 1.1 %.

2) PRINCIPIO DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos, patrimonio neto, ingresos y gastos y flujos de efectivo de Ferreyros S.A.A. y los de sus Subsidiarias, después de eliminar los saldos y las transacciones de importancia entre las compañías del grupo que se detallan a continuación:

	Porcentaje de propiedad
Orvisa Sociedad Anónima	100.0%
Matreq Ferreyros S.A.	99.9%
Motorindustria S.A.	100.0%
Fiansa S.A.	100.0%

ferreyros s.a.a. ferreyros s.a.a.

Unimaq S.A.	100.0%
Depósitos Efe S.A.	100.0%
Domingo Rodas S.A.	100.0%
Heavy Machinery Services Limited	100.0%

3) INMUEBLES, MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, en el periodo, es el siguiente:

	Saldos iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Otros cambios	Saldos Finales
Costo:			(miles de nuevos soles)			
Terrenos	61,982	32	-7		-255	61,752
Edificios y otras construcciones	95,168	118	-59		-134	95,093
Instalaciones	16,975	1			4	16,980
Maquinaria y equipo	122,600	1,427	-816	-1,747	143	121,607
Maquinaria y equipo - flota de alquiler	94,242	1,101	-1,529	-3,407	0	90,407
Unidades de transporte	9,152	96	-98	0	0	9,150
Unidades de transporte - flota de alquiler	8,418			-67	0	8,351
Muebles y enseres	27,441	929	0			28,370
Trabajos en curso	3,721	0	0		-174	3,547
	439,699	3,704	-2,509	-5,221	-416	435,257
Depreciación acumulada:						
Edificios y otras construcciones	24,681	592	-4		0	25,269
Instalaciones	9,068	261			0	9,329
Maquinaria y equipo	69,936	4,035	-557	-649	0	72,765
Maquinaria y equipo - flota de alquiler	30,103	2,362	0	-1,938	0	30,527
Unidades de transporte	7,629	206	-97	-59	0	7,679
Unidades de transporte - flota de alquiler	2,341	84		0	0	2,425
Muebles y enseres	21,125	971	0			22,096
	164,883	8,511	-658	-2,646	0	170,090
Costo neto	274,816					265,167

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

4) CONTINGENCIAS Y COMPROMISOS

Al 31 de marzo del 2003, la compañía tiene las siguientes contingencias tributarias:

a) En el mes de noviembre del enero del 2001, la Compañía presento un recurso de reclamación al Tribunal Fiscal en relación a una Resolución de Sunat por la cual fija en casi un millón de soles mas la suma de la deuda tributaria que fuera materia de acogimiento oportuno en el Régimen Especial de Fraccionamiento Tributario. En el mes de febrero del 2003, el Tribunal Fiscal ha resuelto declarar nula e insubsistente la Resolución antes indicada, en el extremo que reliquida la deuda materia de acogimiento a la Ley 27334, ordenando a la Administración Tributaria emitir un nuevo pronunciamiento.

b) Como resultado de la revisión efectuada por la Sunat del ejercicio 2000:

- En el mes de febrero del 2003, la Compañía recibió una Resolución de Multa por S/. 1.7 millones por supuesto tributo omitido en el pago de regularización del impuesto a la renta correspondiente al ejercicio 2000. La Compañía ha presentado contra dicha resolución un recurso de reclamación, el mismo que está pendiente de ser resuelto a la fecha.

- En el mes de abril del 2003, la Compañía ha recibido acotaciones ribtutarias por Impuesto a la Renta e Impuesto General a las Ventas por S/. 2.0 millones y S/. 1.0 millón, respectivamente, y sobre las cuales la Compañía presentará, en los próximos días, un recurso de reclamación ante la entidad correspondiente.

Por otra parte, al 31 de marzo del 2003, la Compañía mantiene en proceso de reclamación un juicio por concepto de indemnización por responsabilidad extracontractual iniciado por terceros US $1.6 millones.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, estima que el juicio y acotaciones tributarias mencionadas líneas arriba son improcedentes y que el resultado final será favorable a la Compañía.

Adicionalmente, la Compañía tiene los siguientes compromisos:

a) Avales por US$ US$ 3.3 millones, que garantizan operaciones de compra de terceros.
b) Fianzas bancarias a favor de entidades financieras por US$ 3.4 millones que garantizan transacciones diversas.

FERREYROS S.A.A.
VICTOR ASTETE PALMA

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

5) UTILIDAD POR ACCION

La utilidad por acción básica por cada acción común ha sido determinada de la siguiente manera:

		Trimestres terminados el:	
		31-03-03	31-03-02
Utilidad neta	S/.	6,001,000	3,109,000
Promedio ponderado de acciones comunes en circulación		161,850,384	161,850,384
Utilidad básica por acción	S/.	0.037	0.019

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Por no existir condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida, la misma que se determina cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derechos a sus tenedores a obtener acciones comunes.

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

C.P.C. BERNARDO CHALCA QUI
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS

INFORMACION FINANCIERA NO AUDITADA

INDICADORES FINANCIEROS
(A VALORES AJUSTADOS)

		31-03-03	31-12-02
1. LIQUIDEZ			
Liquidez general		1.32	1.31
Prueba ácida		0.51	0.44
2. GESTION			
Costo de ventas a ventas		0.76	0.71
Gasto financiero a ventas		0.05	0.07
3. SOLVENCIA			
Endeudamiento patrimonial		2.13	2.20
Endeudamiento activo fijo a largo plazo		0.76	0.79
4. RENTABILIDAD			
Rentabilidad neta del patrimonio		2.51%	3.66%
Rentabilidad por acción		3.37%	4.74%
Rentabilidad de ventas netas		3.33%	1.22%
5. VALOR CONTABLE	S/.	1.38	1.36

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916